EXHIBIT B

VOTING AND SUPPORT AGREEMENT

VOTING AND SUPPORT AGREEMENT, dated as of December 21, 2011 (this “Agreement”), among Tokio Marine Holdings, Inc., a Japanese corporation (“Buyer”), Delphi Financial Group, Inc., a Delaware corporation (the “Company”), Rosenkranz & Company, L.P., a Delaware limited partnership, R & Co. Capital Management LLC, a Delaware limited liability company, Pergamon Enhanced Partners, L.P., a Delaware limited partnership, and Robert Rosenkranz (collectively, the “Stockholders”). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Merger Agreement (as such term is defined below).

W I T N E S S E T H:

WHEREAS, the Company and Buyer are, concurrently with the execution and delivery of this Agreement, entering into an Agreement and Plan of Merger, dated the date hereof (the “Merger Agreement”), pursuant to which at the Closing an indirect wholly owned subsidiary of Buyer will merge with and into the Company (the “Merger”);

WHEREAS, as of the date hereof, each Stockholder owns of record, or has the power to vote, the outstanding shares listed above such Stockholder’s name on the signature page hereto (the “Existing Shares”);

WHEREAS, each Stockholder wishes to undertake certain obligations to Buyer and the Company with respect to such Stockholder’s Existing Shares and any other shares that such Stockholder may become the owner of record of, or with respect to which such Stockholder obtains the power to vote, after the date of this Agreement and which would have been Existing Shares if owned, or if such Stockholder had the power to vote or direct the vote of such shares, on the date of this Agreement (all such shares, together with the Existing Shares, the “Total Shares”);

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

VOTING

SECTION 1.1. Agreement to Vote. Except as otherwise provided in this Agreement, each Stockholder agrees that, from and after the date hereof and until the date on which this Agreement is terminated pursuant to Section 4.1, at the Stockholders Meeting or any other meeting of the stockholders of the Company at which any of the matters described below in Section 1.1(b) are to be voted upon, however called, or in connection with any written consent of the stockholders of the Company with respect to any of the matters described in Section 1.1(b), such Stockholder shall:

(a) appear at each such meeting (in person or by proxy) or otherwise cause all Total Shares owned of record by such Stockholder, or with respect to which such Stockholder has the power to vote or direct the vote, in each case as of the record date used for determining the holders of shares entitled to vote at such meeting or to deliver such consent (the “Record Date”) to be counted as present thereat for purposes of calculating a quorum; and

(b) vote (or cause to be voted), in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering, all Total Shares owned of record by such Stockholder or as to which such Stockholder has the power to vote or direct the vote, in each case as of the Record Date, (i) in favor of adoption of the Merger Agreement, the Certificate Amendment and any other action of the Company’s stockholders requested by the Company in furtherance thereof, (ii) against any action, agreement or transaction submitted for approval of the stockholders of the Company that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or such Stockholder contained in this Agreement; and (iii) against any Acquisition Proposal or any other action, agreement or transaction submitted for approval to the stockholders of the Company that would reasonably be expected to materially impede or interfere with, delay, postpone or materially and adversely affect the Merger, the Merger Agreement or this Agreement; provided that this Agreement shall be subject to the Voting Agreement, dated May 13, 1997, by and between the Company and Robert Rosenkranz (the “Existing Voting Agreement”).

SECTION 1.2. No Inconsistent Agreements. Each Stockholder hereby covenants and agrees that, other than the Existing Voting Agreement and except as set forth on the signature page hereof and except for actions taken in furtherance of this Agreement, such Stockholder (a) has not entered, and shall not enter at any time while this Agreement remains in effect, into any voting agreement or voting trust with respect to the Total Shares owned of record by such Stockholder or with respect to which such Stockholder has the power to vote or direct the vote and (b) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy, a consent or power of attorney with respect to such Stockholder’s Total Shares, other than to vote in accordance with the provisions of Section 1.1.

SECTION 1.3. Proxy. Each Stockholder agrees, if requested, to grant to Buyer a proxy, in such form as is reasonably acceptable to such Stockholder and Buyer, to vote the Total Shares owned of record by such Stockholder or with respect to which such Stockholder has the power to vote as indicated in Section 1.1 above if such Stockholder fails for any reason to vote such shares in accordance with Section 1.1 (which proxy shall be limited to the matters set forth in Section 1.1). Each Stockholder agrees that such a proxy would be coupled with an interest and irrevocable for so long as this Agreement is in effect, and such Stockholder will take such further action or execute such other instruments as may be reasonably necessary to effectuate the intent of such proxy. Any such proxy shall automatically terminate at the time of termination of this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

SECTION 2.1. Representations and Warranties of the Stockholders. Except as set forth on the signature page hereof, each Stockholder hereby represents and warrants to Buyer and the Company as follows as of the date hereof:

(a) Authorization; Validity of Agreement; Necessary Action. This Agreement has been duly executed and delivered by such Stockholder and, assuming this Agreement constitutes a valid and binding obligation of Buyer and the Company, constitutes a valid and binding obligation of such Stockholder, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and general equitable principles).

(b) Ownership. The Existing Shares of such Stockholder are owned of record by such Stockholder or such Stockholder has the sole power to vote or direct the vote of such shares. The Existing Shares of such Stockholder constitute all shares held of record by such Stockholder or for which voting power is held by such Stockholder. Each Stockholder has sole power to issue instructions with respect to the matters set forth in Article I or Section 3.1 hereof, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Stockholder’s Existing Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal and state securities Laws, the Existing Voting Agreement and the terms of this Agreement. Each Stockholder has good title to such Stockholder’s Existing Shares, free and clear of any Liens.

(c) No Violation. The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of its obligations under this Agreement will not, (i) to its knowledge, cause a violation by such Stockholder of any Laws applicable to such Stockholder or by which any of such Stockholder’s Existing Shares is bound or (ii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of any Lien on the properties or assets of such Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which any of such Stockholder’s Existing Shares is bound, except for any of the foregoing as could not reasonably be expected, either individually or in the aggregate, to materially impair the ability of such Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

ARTICLE III

OTHER COVENANTS

SECTION 3.1. Further Agreements of the Stockholders.

(a) Except as hereinafter provided in this Section 3.1(a), each Stockholder hereby agrees, while this Agreement is in effect, and except as expressly contemplated hereby or by the Merger Agreement, not to sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of any of such Stockholder’s Total Shares owned of record by such Stockholder or any options, warrants or other rights to acquire additional shares (collectively, “Options”) owned of record by such Stockholder (collectively, a “Transfer”), or enter into any contract, option or other arrangement or understanding with respect to any Transfer (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of any of such Stockholder’s Total Shares or Options acquired of record by such Stockholder after the date hereof, or any interest therein. Notwithstanding anything in this Agreement to the contrary, nothing in this Section 3.1 shall prohibit (i) any Transfer (A) to any member of such Stockholder’s family or to a trust for the benefit of such Stockholder or any member of such Stockholder’s family or (B) upon the death of such Stockholder, (ii) any Transfer(s) to one or more charitable organizations described in Section 170(c) of the Internal Revenue Code of up to 15%, in the aggregate, of the amount of such Stockholder’s Existing Shares, or (iii) any Transfer pursuant to any pledge or similar agreement or Lien; provided, however, that a Transfer referred to in clause (i) shall be permitted only if (x) such Stockholder provides at least five calendar days’ notice to Buyer and the Company of the proposed Transfer, and (y) as a precondition to such Transfer, the transferee agrees in a writing reasonably satisfactory to Buyer and the Company to be bound by the terms of this Agreement or executes a Voting and Support Agreement substantially in the form of this Agreement with respect to such transferred shares or Options; and a Transfer referred to in clauses (ii) and (iii) shall be permitted only if as a precondition to such Transfer, the transferee agrees in writing to be bound by the terms of this Agreement. Nothing in this Section 3.1(a) shall preclude or limit the conversion or exercise of any Options.

(b) In case of a stock dividend or distribution, or any change in the shares by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “shares” shall be deemed to refer to and include the shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the shares may be changed or exchanged or which are received in such transaction.

(c) Each Stockholder agrees, while this Agreement is in effect, to notify Buyer and the Company promptly in writing of the number of any additional shares acquired by such Stockholder, if any, after the date hereof.

(d) While this Agreement is in effect, such Stockholder agrees not to, nor to authorize any employee, investment banker, financial adviser, attorney, accountant or other representative or agent of such Stockholder (collectively, “Representatives”) to, directly or indirectly, (i) initiate, solicit or encourage, any inquiries or the making of any proposal or offer to acquire such Stockholder’s Total Shares or Options, (ii) engage in any discussions or negotiations concerning, or provide any confidential information or data to, any person relating to any proposal to acquire such Stockholder’s Total Shares or Options, or otherwise facilitate any efforts or attempt to make or implement any proposal to acquire such Stockholder’s Total Shares; provided that such Stockholder, including in its capacity as beneficial owner of any shares, and any Representative of such Stockholder may take the actions described in this Section 3.1(d) at any time that the Company and its Subsidiaries are permitted by the terms of Section 6.2 of the Merger Agreement to take such actions, so long as such Stockholder takes such actions in cooperation with the Company (acting at the direction of the Special Transaction Committee). Nothing in this Section 3.1(d) shall preclude any Transfer of shares or Options as permitted by Section 3.1(a) or any actions taken in furtherance of any such Transfer.

(e)(i) Each Stockholder, on his or its own behalf and on behalf of any Person claiming through or on behalf of such Stockholder (collectively, the “Releasors”), shall, and hereby does, forever, irrevocably, unconditionally and completely waive, acquit, release and discharge, to the fullest extent permitted by applicable Laws (the “Unconditional Release”), Company, Parent and their respective Affiliates, predecessors, successors and past, present and future assigns, Affiliates, agents, representatives, members, partners, directors, employees, stockholders and insurers (collectively, the “Released Parties”), of and from any and all obligations to indemnify or hold harmless any of the Releasors against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, in connection with the transactions contemplated by the Merger Agreement or any Related Party Contract to the extent arising out of or pertaining to the fact that the Releasor is or was a stockholder of the Company and not arising out of or pertaining to the fact that Robert Rosenkranz is or was a director or an officer of the Company or any of its subsidiaries pursuant to (A) Company’s or its Affiliates’ certificates of incorporation, by-laws or other organizational or governing documents; (B) any indemnification agreement between Company or its Affiliates, on the one hand, and any Releasor, on the other hand; (C) any stockholder, voting, or similar agreement between Company or its Affiliates, on the one hand, and any Releasor, on the other hand; (D) any other agreements or arrangements between Company or its Affiliates, on the one hand, and any Releasor, on the other hand; (E) Section 6.11 of the Merger Agreement; or (F) applicable Laws (collectively, “Released Claims”). Notwithstanding anything herein to the contrary, this Unconditional Release shall not apply to, and the Stockholders do not waive, release or discharge any Releasor’s rights and benefits, if any, (i) to be paid by the Company the expenses incurred in defending any proceeding in advance of its final disposition unless and until and to the extent it is finally judicially determined that such expenses were incurred in connection with any Released Claim, and (ii) under any existing insurance policy or under the tail insurance policy or policies purchased for the benefit of the directors and officers of the Company or any of its Subsidiaries as contemplated by Section 6.11 of the Merger Agreement.

(ii) Each Stockholder hereby irrevocably covenants and agrees to refrain from, directly or indirectly, asserting any Released Claim, or commencing, instituting or causing to be commenced, any proceeding of any kind against any of the Released Parties, based upon, regarding or related to any Released Claim, and such Stockholder further covenants and agrees that this Unconditional Release is a bar to any such Released Claim.

(iii) Each Stockholder agrees not to seek contribution from any Released Parties in respect of any payments required to be made by such Stockholder that is a Released Claim.

(iv) This Unconditional Release shall terminate and become null and void and of no effect ab initio immediately upon the date and time of any termination of the Merger Agreement.

(f) Each Stockholder agrees to take all such actions as are necessary to enable the Company to comply with Section 6.17 of the Merger Agreement.

SECTION 3.2. Contribution Agreement. The Company and Robert Rosenkranz agree to take all such actions as are necessary to provide Buyer with the benefits and protection it would be entitled to if it were a third-party beneficiary of the Contribution Agreement dated as of the date hereof, by and between the Company and TER II, LLC. The Company shall not agree to make any amendment to such Contribution Agreement without Buyer’s prior approval.

ARTICLE IV

MISCELLANEOUS

SECTION 4.1. Termination. This Agreement shall terminate upon the date and time of termination of the Merger Agreement. The Stockholders shall have the right to terminate this Agreement if the Merger Agreement is amended to decrease the Class B Per Share Merger Consideration, provided, that the Stockholders send notice to Buyer and the Company of the Stockholders’ election to terminate within seven days after public announcement of any such amendment, in which case this Agreement shall terminate on the date Buyer receives such notice. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, that such termination shall not relieve any party from liability for any breach or violation of this Agreement prior to such termination.

SECTION 4.2. Further Assurances. From time to time, at another party’s request and without further consideration, each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

SECTION 4.3. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Buyer or the Company any direct or indirect ownership or incident of ownership of or with respect to any Total Shares. All rights, ownership and economic benefits of and relating to the Total Shares shall remain vested in and belong to the Stockholders, and Buyer shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Stockholders in the voting of any of such shares, except as otherwise provided herein.

SECTION 4.4. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, overnight courier or email:

(a) if to Buyer to:

Tokio Marine Holdings, Inc.
2-1, Marunouchi 1-Chome, Chiyoda-ku
Tokyo 100-0005 Japan
Attention: Kunihiko Fujii
Director and General Manager, International Business
Development
Fax: +81-3-6267-5755

with a copy to:

Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004
Fax: (212) 558-3588
Email: delamaterr@sullcrom.com sawyerm@sullcrom.com
Attention: Robert G. DeLaMater
Melissa Sawyer

(b) if to a Stockholder to the address listed next to such Stockholder’s name on the signature page hereto, with a copy to:

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Fax: (212) 225-3999
Email: dsternberg@cgsh.com
Attention: Daniel S. Sternberg

(c) if to the Company:

Delphi Financial Group, Inc.
1105 North Market Street, Suite 1230
Wilmington, Delaware 19801
Attention: Corporate Secretary

with a copy to:

Cravath, Swaine & Moore LLP
825 8th Avenue New York, New York 10019 Fax: (212) 474-3700
Email: sbarshay@cravath.com
athompson@cravath.com
Attention: Scott A. Barshay
Andrew R. Thompson

Morris, Nichols, Arsht & Tunnell LLP
1201 North Market Street
P.O. Box 1347
Wilmington, Delaware 19899
Fax: (302) 658-3989
Email: falexander@mnat.com
jhonaker@mnat.com
Attention: Frederick H. Alexander
James D. Honaker

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile or email (provided that if given by facsimile or email receipt of such notice, request, instruction or other document is confirmed by telephone); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

SECTION 4.5. Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section references are to this Agreement unless otherwise specified. Whenever “knowledge” is used in this Agreement, it shall be deemed to mean the actual knowledge of the Stockholders. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 4.6. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

SECTION 4.7. Entire Agreement. This Agreement (including any exhibits hereto), together with the Merger Agreement, constitutes the entire agreement, and supersedes all other prior agreements, understandings, and representations and warranties, both written and oral, between the parties, with respect to the subject matter hereof.

SECTION 4.8. Governing Law and Jurisdiction. (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND WHOLLY TO BE PERFORMED IN THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE CONFLICT OF LAWS PRINCIPLE.

(b) EXCEPT AS SET OUT BELOW IN THIS PARAGRAPH, EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY CONSENTS TO SUBMIT TO THE SOLE AND EXCLUSIVE JURISDICTION IN THE CHANCERY COURT OF THE STATE OF DELAWARE AND ANY STATE APPELLATE COURT THEREFROM WITHIN THE STATE OF DELAWARE (OR, IF THE CHANCERY COURT OF THE STATE OF DELAWARE DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, ANY STATE OR FEDERAL COURT WITHIN THE STATE OF DELAWARE) (THE “DELAWARE COURTS”) FOR ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE NEGOTIATION, VALIDITY OR PERFORMANCE OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY (AND AGREES NOT TO COMMENCE ANY LITIGATION RELATING THERETO EXCEPT IN SUCH COURTS), WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUCH LITIGATION IN THE DELAWARE COURTS AND AGREES NOT TO PLEAD OR CLAIM IN ANY DELAWARE COURT THAT SUCH LITIGATION BROUGHT THEREIN HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. EACH OF THE PARTIES HERETO AGREES THAT SERVICE OF PROCESS MAY BE MADE ON THE STOCKHOLDERS AND THE COMPANY BY U.S. REGISTERED MAIL TO THE RESPECTIVE ADDRESSES SET FORTH IN SECTION 4.5 OR OTHER MEANS PERMITTED BY LAW. EACH OF THE PARTIES HERETO AGREES THAT SERVICE OF PROCESS MAY BE MADE ON BUYER BY U.S. REGISTERED MAIL TO THE FOLLOWING ADDRESS:

Caryn E. Angelson, Esq.

Senior Vice President, Human Resources & Administration

Tokio Marine Management, Inc.

230 Park Avenue

New York, New York 10169

OR OTHER MEANS PERMITTED BY LAW. SERVICE MADE PURSUANT TO THE IMMEDIATELY PRECEDING SENTENCES SHALL HAVE THE SAME LEGAL FORCE AND EFFECT AS IF SERVED UPON SUCH PARTY PERSONALLY WITHIN THE STATE OF DELAWARE. IN THE EVENT ANY PARTY HERETO FAILS TO NOTIFY ANY OTHER PARTY HERETO OF ITS AGENT FOR SERVICE OF PROCESS IN THE STATE OF DELAWARE, NOTHING HEREIN CONTAINED SHALL BE DEEMED TO AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST ANY OTHER PARTY HERETO IN ANY OTHER JURISDICTION TO ENFORCE JUDGMENTS OBTAINED IN ANY ACTION, SUIT OR PROCEEDING BROUGHT PURSUANT TO THIS SECTION 4.9.

SECTION 4.9. Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto; provided that the Company may only agree to amend this Agreement at the direction of the Special Transaction Committee and, to the extent required by applicable Laws, the Board of Directors of the Company.

SECTION 4.10. Enforcement. The parties agree that irreparable damage would occur in the event that any Stockholder fails to perform any of its obligations under this Agreement in accordance with their specific terms or otherwise breaches the Agreement. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), without proof of actual damages, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such remedy.

SECTION 4.11. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

SECTION 4.12. Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations of any party hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

SECTION 4.13. Stockholder Capacity. By executing and delivering this Agreement, each Stockholder makes no agreement or understanding herein in his or her capacity or with respect to his or her actions as a director, officer or employee of the Company. Each Stockholder is signing and entering into this Agreement solely in his or her capacity as the record owner of such Stockholder’s Total Shares or in his or her capacity as the individual or entity with voting power or the right to direct the vote with respect to such Stockholder’s Total Shares, and nothing herein shall limit or affect in any way any actions that may be hereafter taken by such Stockholder in its capacity as an employee, officer or director of the Company or in any other capacity and no such actions shall be deemed to be a breach of this Agreement. Nothing contained in this Agreement will restrict, limit, prohibit or preclude any Stockholder from exercising or discharging his or her fiduciary duties as an officer or director of the Company under applicable Law. Any trustee executing this Agreement is executing this Agreement solely in his or her fiduciary capacity and shall have no personal liability or obligation under this Agreement.

[Signatures appear on following pages.]

IN WITNESS WHEREOF, the parties hereto have signed or have caused this Agreement to be signed by their respective officers or other authorized persons thereunto duly authorized as of the date first written above.

TOKIO MARINE HOLDINGS, INC.

By

/s/ Shuzo Sumi
Name:	Shuzo Sumi
Title:	President

DELPHI FINANCIAL GROUP, INC.

By

/s/ Donald A. Sherman
Name:	Donald A. Sherman
Title:	President and Chief Operating Officer

Number of Shares:	5,228,739 Class B Shares

Address for notices:	c/o Delphi Capital Management, Inc. 590 Madison Avenue, 30th Floor New York, NY 10022

ROSENKRANZ & COMPANY, L.P.

	By:	R & Co. Capital Management LLC, its general partner

/s/ Robert Rosenkranz
Name: Robert Rosenkranz
	Title:	LLC Manager

Number of Shares:	45,273 Class A Shares

Address for notices:	c/o Delphi Capital Management, Inc. 590 Madison Avenue, 30th Floor New York, NY 10022

R & CO. CAPITAL MANAGEMENT LLC

/s/ Robert Rosenkranz
Name: Robert Rosenkranz
Title: LLC Manager

Number of Shares:	250,000 Class A Shares

Address for notices:	c/o Delphi Capital Management, Inc. 590 Madison Avenue, 30th Floor New York, NY 10022

PERGAMON ENHANCED PARTNERS, L.P.

	By:	R & Co. Capital Management LLC, its general partner

/s/ Robert Rosenkranz
	Name:	Robert Rosenkranz
	Title:	LLC Manager

Number of Shares:	8,191 Class A Shares 882,818 Class B Shares

Address for notices:	c/o Delphi Capital Management, Inc. 590 Madison Avenue, 30th Floor New York, NY 10022

/s/ Robert Rosenkranz
Robert Rosenkranz